Exhibit 99.1

CBL International Limited – Announces Pricing of US$13,300,000 Initial Public Offering

KUALA LUMPUR, Malaysia, March 22, 2023 (GLOBE NEWSWIRE) – CBL International Limited, together with its wholly owned subsidiaries (“CBL International” or the “Company”), is an established marine fuel logistic company currently focusing on the Asia Pacific region, providing one-stop solutions for vessel refueling. CBL International today announced the pricing of its initial public offering of 3,325,000 ordinary shares (“Shares”) at a price to public of US$4 per Share for the total offering size of approximately US$13.3 million, assuming the underwriters do not exercise their over-allotment option to purchase additional Shares. The Shares will begin trading on March 23, 2023, U.S. Eastern time, on the Nasdaq Capital Market under the symbol “BANL”. The offering is expected to close on March 24, 2023, subject to customary closing conditions.

The Company has granted the underwriters a 45-day option to purchase up to an aggregate of 498,750 additional Shares to cover over-allotments at the initial public offering price, less underwriting discounts. If the underwriters exercise their option to purchase the additional Shares in full, the total proceeds from the offering are expected to be approximately US$15.3 million.

The Company intends to use the net proceeds from the Offering for (i) enlarging the number of local suppliers to enhance its competitiveness as well as to increase the service options available in the Singapore and South Korea markets; (ii) further increasing the Company’s business market shares in existing markets; (iii) cash collateral to conduct trade financing activities with financial institutions, thus creating transaction records for further acquisition of bank financing to facilitate the Company’s business growth; (iv) procuring and developing a centralized management information system in order to enhance the Company’s daily management control and treasury management; and (v) other working capital and general corporate purposes.

Pacific Century Securities, LLC is acting as lead book running manager of this offering. Loeb & Loeb LLP is acting as counsel to the Company, and The Crone Law Group, P.C. is acting as counsel to Pacific Century Securities, LLC.

A registration statement on Form F-1 (File No. 333-267077) related to the offering has been filed with the U.S. Securities and Exchange Commission (the “SEC”) and was declared effective by the SEC on March 22, 2023. The offering is being made only by means of a prospectus forming a part of the effective registration statement. Copies of the prospectus relating to the offering may be obtained from Pacific Century Securities, LLC, 60-20 Woodside Avenue, Suite 211, Queens, New York 11377 or by email at yao@pcsecurities.us. In addition, a copy of the prospectus relating to the offering may be obtained via the SEC’s website at www.sec.gov.

This press release does not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities law of any such state or jurisdiction.

About CBL International Limited

We are a bunkering facilitator in the bunkering industry, headquartered in Malaysia. We focus on providing marine fuel according to the required international standards with competitive prices and timely delivery services at ports agreed between our customers and us. Over the years, with our experienced management team, we have established an extensive supply network to provide our customers with more options and flexibility in fulfilling their vessel refueling requirements. Our supply network, which focuses on expanding our localities of services, covers ports in many places in the Asia Pacific, including but not limited to South Korea, PRC, Taiwan, Hong Kong, Malaysia, Singapore, Philippines, and Thailand. Going forward, we intend to allocate more resources to further expand our supply network, targeting continual market share enhancement.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including but not limited to, the Company’s proposed offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the offering will be successfully completed. Investors can identify these forward-looking statements by words or phrases such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “project” or “continue” or the negative of these terms or other comparable terminology. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For investor and media enquiries, please contact:

Pacific Century Securities LLC

Yao Zhang

Email: yao@pcsecurities.us

CBL International Limited

Email: investor@banle-intl.com